Allied Domecq PLC

                     Notification of interests of directors


Under the terms of the Company's deferred bonus plan (the "Plan"), the following executive directors were awarded, on 6 November 2002, the number of ordinary shares of 25 pence each of Allied Domecq PLC ("Allied Domecq Shares") detailed below: -

Name                                   Shares Awarded

Philip Bowman                          62,579
Graham Hetherington                    31,035
David Scotland                         16,942
Richard Turner                         15,619

The share awards were made on the basis of the average of the middle market quotations, as derived from the London Stock Exchange Daily Official List, on the five trading days prior to 6 November 2002, of an Allied Domecq Share, such average being 393.1p.

The awards made to directors set out above and to certain other participants under the Plan are made in the form of forfeitable shares. Therefore the number of unallocated ordinary shares in the Company held by Towers Perrin Share Plan Services (Guernsey) Limited, the trustee of the Company's employee share ownership trust, has reduced from 24,182,145 to 23,923,812 to take account of the above awards and those to other participants in the Plan. The directors of the Company, as beneficiaries of the employee share ownership trust (together with all employees) cease to be interested in the number of shares disposed of at the time of the award and are therefore now interested in 23,923,812 unallocated shares held by the employee share ownership trust.

The shares will be matched 1:1 by the Company on 1 September 2005, on which date the shares awarded and the matching shares will be released to the directors, subject to the conditions being satisfied.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

7 November 2002